02047198

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUL 2 6 2002
1088

Report of foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

Thomson multimedia

46 quai A. Le Gallo
92648 Boulogne Cedex

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

(If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ________)

PROCESSED
JUL 2 9 2002
THOMSON
FINANCIAL

Enclosures:

1. First Half 2002 results

THOMSON MULTI MEDIA

Press Release

First Half 2002 results:

- Operating income at 242 million euros – ahead of expectations
- Strong revenue and operating income performances at Digital Media Solutions and Patents & Licensing
- Operating cash flow grew 4x to 840 million euros, driven by working capital gains at the half year exceeding full year objectives
- Significant progress in organic and external growth initiatives
- The Group is well positioned to meet its full year profit targets

Summary first half unaudited consolidated results (1)

In million of €	1H02	1H01	Variation
Net Sales	**5,019**	4,695	**+7%**
Operating income	**242**	223	**+8.5%**
Operating margin	***4.8%***	*4.7%*	
Group net income	**123**	111	**+10%**
Net margin	**2.4%**	2.4%	
Operating cash flow(2)	**840**	209	**x4**

(1) The first half results are the subject of a limited review by Thomson's auditors.
(2) Defined as net cash provided by operating activities before restructuring and other non-operating cash impacts (financial, tax...) and capex.

Key highlights for the first half 2002

- Net Sales of 5,019 million euros, a 7% increase over the first half 2001 or a 4% fall at the same perimeter.
- Foreign exchange movements had a negative 1.5% impact on sales, but limited impact on operating income.
- Operating income of 242 million euros, up 8.5% year-on-year and ahead of expectations. The operating margin at 4.8% is slightly ahead of the first half of 2001.
- Significant improvement in operating cash flow which amounted to 840 million euros (209 million euros for first half 2001).
- Substantial fall in working capital of 483 million euros in the half to 12.5% of sales, well ahead of our full year target.
- Strong performance at Digital Media Solutions, which posted double-digit organic revenue growth in line with Group targets and an improved 11% operating margin.
- Strong performance from Patents and Licensing, in line with Group targets.
- These two divisions offer a defensive and visible base for the second half profitability.
- Broadband remained profitable, despite a very difficult first half.
- Over half of the 2002/2003 acquisition program has now been completed, at prices below our initial expectations.
- Significant progress has been made in key organic growth initiatives. New clients have been secured at Digital Media Solutions and Broadband, new digital programs have been launched in Patents & Licensing and shipments of high-end RCA Scenium products start in the third quarter.

Second half outlook

The first half results have demonstrated Thomson's ability to generate rising profitability even in the context of less favorable markets. The Group targets double-digit sales growth for the full year, but once 2 again will not prioritize sales growth at the expense of profitability or to offset adverse currency movements. The Group expects an increase of around 20% for the full year for operating result, and a significant increase in earnings per share.

Paris, July 24th, 2002 – The Board of Directors of Thomson multimedia met on July 23rd, 2002 in New York to review the first half 2002 results. In a continuing difficult economic climate, the Board welcomed the results achieved by the Group, noting that they exceeded the Group's financial objectives for the half.

Net sales grew 7% to 5,019 million euros. Operating income grew 8.5% to 242 million euros. Operating cash flow grew by 4 times to 840 million euros.

The Group has published today an unaudited consolidated profit and loss account, balance sheet, cash flow statement and condensed notes which are available on its website. Extracts can be found at the end of this press release.

The first half 2002 results show continued progress at the Digital Media Solutions division, the result of Thomson's strategy of positioning itself along profitable segments of the video chain. They also demonstrate the defensive qualities of the Patents & Licensing division. The results from Consumer Products and Displays and Components show the Group's ability to react to changing market circumstances to limit the impact on its performance resulting from falling sales.

During the first half, the Group made significant progress in its 2002-2004 transition program through acquisitions. Over half of this program has been completed and at prices substantially below our initial estimates. The platforms necessary for the achievement of the TWICE program at Digital Media Solutions have been largely put in place. Within Consumer Products – Broadband, the acquisition of the Grundig Set Top Box business at the end of the half brings Thomson a substantial relationship with BSkyB in the U.K. The acquisition of the Circuit A and related businesses, leaders in cinema advertising in Continental Europe, undertaken in cooperation with strategic partner Carltón Communications, builds on the partnership's existing leadership in the United States.

Several key organic growth initiatives have also been implemented, for example with Vivendi Universal, Canal+ and Echostar. At the end of the half, the Group confirmed its membership in the MPEGLA licensing group. Its new high-end RCA Scenium televisions will be shipped to US retail distribution channels in the third quarter.

First half and second quarter 2002 Group revenues

For the first half 2002, Thomson's consolidated net sales grew by 7% to 5,019 million euros (first half 2001, 4,695 million euros). This growth would have been 8.5% excluding the negative impact of currency changes, notably a weaker US$ compared to the euro. 2002 perimeter changes added 226 million euros of revenues compared to the previous year (notably, the consolidation of DSL and new acquisitions such as Grass Valley Group and VidFilm). On a like-for-like basis, therefore, consolidated net sales showed a decline of -4.4%.

For the second quarter 2002, Group revenues grew by 0.6% to 2,512 million euros compared to 2,498 million euros for the second quarter 2001 and by 0.2% compared to 2,507 million euros for the first quarter 2002. After a positive 2.9% impact in the first quarter, currency movements had a negative impact of -5.6% on second quarter sales. Quarter-on-quarter organic growth excluding currency movements showed a 0.5% increase for the quarter, compared to a 6.3% decline for the first quarter.

First half 2002 Group operating income, net income and cash flow

For the first half 2002, Thomson's consolidated operating income grew by 8.5% to 242 million euros (first half 2001, 223 million euros). Currency changes had a non-material impact on operating income. The operating income margin on net sales was 4.8%, compared to 4.7% for the first half of 2001.

For the first half 2002, the consolidated net income Group share grew by 10% to 123 million euros (first half 2001, 111 million euros) and the operating cash flow by 4x to 840 million euros (first half 2001, 209 million euros). The net margin on net sales was 2.4%, just above the first half of 2001.

Divisional review

First half revenues by division

In millions of Euros	2002	2001	Variation 2001/2002
Digital Media Solutions	1,167	620	+88%
Displays and Components	899	714	+26%
Consumer Electronics	2,736	3,149	-13%
New Media Services	19	15	+28%
Patents & Licensing	192	193	0%

First half operating income by division

In millions of Euros	2002	2001	Variation 2001/2002
Digital Media Solutions	128	45	+184%
Displays and Components	44	81	-46%
Consumer Electronics	-5	33	-
New Media Services	-32	-42	+23%
Patents & Licensing	168	164	+3%

Digital Media Solutions

First half 2002 revenues grew by 88% to 1,167 million euros (first half 2001, 620 million euros). In 2002, Technicolor was consolidated for the full 6 months compared to 3 ½ months in 2001 (the 2 ½ unconsolidated months accounted for 322 million euros during this period in 2001). Grass Valley Group, VidFilm, Still-in-Motion, Miles O' Fun, Southern Star Duplitek and Victoria Film were each consolidated during the first quarter and accounted for 124 million euros of sales. The like-for-like growth 2001 to 2002 excluding these perimeter effects was 11%.

Activity in the Division's core Home Entertainment unit was particularly robust. 177 million DVD units were replicated, an increase of 160% year-on-year. 206 million VHS units were duplicated compared to 192 million units for the first half 2001. Although the activity in film replication showed a small decline half-on-half, reflecting shorter-length films and narrower release schedules, overall activity improved driven by post-production revenues and increased film distribution activity compared to the first half of 2001. Excluding changes in perimeter, management estimates that the sales of the former Technicolor businesses grew by over 20% in the half.

Sales of Broadcast equipment were mixed. The slowdown in advertising revenues caused broadcasters to reduce orders of hardware, notably cameras and image capture equipment. This caused a sharp fall in revenues at the Division's Broadcast equipment unit on a like-for-like basis. Against this, revenues from servers and news were ahead of expectations, the former being the field of the Grass Valley Group acquired in February 2002. Grass Valley Group contributed approximately 78 million euros of revenues in the half and was profitable at the operating income level, ahead of expectations.

First half 2002 operating profit grew by 184% to 128 million euros (first half 2001, 45 million euros). All of the acquisitions made by the Division during the period were profitable. All perimeter changes added 14 million euros to operating income. The operating margin was 11% for the period, compared to 7.3% for the first half 2001.

This solid performance reflects growth in many of the activities of this division yet only a small amount of operational synergies from the businesses acquired.

Net capital expenditures for the Division were 64 million euros, essentially in DVD replicating equipment. During the first half, the Division opened a film replication laboratory in Mirabel, Canada, and installed for the first time DVD replication units in Thomson's facility near Warsaw, Poland.

The acquisition of Panasonic Disc Services (PDSC) was completed on June 25th 2002 and did not contribute to the results in the first half. This acquisition, together with the related contracts, brings

Thomson two new client relationships among Hollywood studios, which the Group expects to be able to develop in due course.

Displays and Components

First half 2002 consolidated net revenues grew by 26% to 899 million euros (first half 2001, 714 million). First half 2002 total revenues grew by 10.8% to 1,215 million euros (first half 2001, 1,096 million). Growth was driven by increased activity in optical components where the Xbox programme had a significant positive effect and the Group took market share in more standard optical drives for DVD players, notably in the second quarter. Revenues from tubes showed stability with increased volumes offset by lower prices. Overcapacity in North American very large sized tubes has decreased following the exit of a key supplier during the half. The Group's production problems at its glass plant at Circleville, Ohio, have been fully resolved. The Mexicali tube plant was fully operational and running at or near capacity at the end of the half.

First half 2002 operating income fell year-on-year to 44 million euros (first half 2001, 81 million), reflecting inter alia the fall in prices notably in North America over the period. This represents an improvement compared to the second half of 2001 in both absolute and margin terms. The first half operating margin was 3.6% compared to 7.4% in the first half of 2001 and 1.9% in the second half of 2001. The operating result was negatively impacted by the start-up of Mexicali, the costs being taken to operating income amounting to approximately 25 million euros during the half. This was only partially offset by the successful settlement with its insurers for the Circleville plant incident, which resulted in a total payment of 19.9 million euros of which half impacted operating income.

Restructuring costs were lower than in the first half of 2001 and the Division continued to reduce its working capital.

Consumer Products

First half 2002 revenues fell by 13% to 2,736 million euros (first half 2001, 3,149 million). The negative currency impact on sales was equivalent to (1.5)% for the half. First half operating income declined by 38 million to a loss of 5 million euros, reflecting in large part the decline in profitability of the Broadband business.

After a particularly difficult 2001, most of the Group's consumer retail markets show signs of stability in price and volume terms. The Division's priorities remained the careful management of profitability and cash and the profitability of most of its retail segments improved during the half. In particular, losses in its US high-end segment were reduced substantially, a major achievement in the run-up to the Scenium high-end launch at retail in the third quarter. Volumes in high-end televisions improved, more than offsetting price declines, while Audio volumes declined significantly less than the market and Communications gained volume and value market share. The Group decided in 2001 to exit its activity in the camcorder segment which accounted for 89 million euros of sales in first half 2001 and only 10 million of sales in first half 2002.

Sales of broadband access products declined sharply over the period. The Group sold 2.3 million decoders and cable modems worldwide during the first half, compared to 3.1 million in the first half of 2001 – in both cases excluding DSL modems. Prices also declined during this period. On a like-for-like basis, therefore, decoder and cable modem revenues declined by some 46%.

The unit remained profitable during the half, however. This reflects strong cost-cutting efforts. The DSL modems business was break-even during the period despite additional substantial price falls during the half.

New Media Services

First half revenues reflected a first-time contribution from the US ScreenVision joint venture and the first accrual of revenues since the signature of a new agreement with Gemstar. Substantial cost cutting also reduced the Division's losses. The ScreenVision joint venture was marginally loss-making during the period. Progress is expected in all parts of the division in the second half so as to achieve the Group's target of a material reduction in losses from the Division in the year as a whole.

Patents & Licensing
First half 2002 revenues from Patents and Licensing were flat compared to the previous year at 192 million euros. Second quarter 2002 revenues grew by 19.3% to 116 million euros (second quarter 2001, 97 million). The revenue progression reflects a recovery in the worldwide production volumes of consumer electronic goods during the half.

Some new licensing programmes were also signed during the half, notably the Group's first license in China. During the first half of 2002, revenues from digital patents accounted for 46% of net sales. Operating profits increased by 3% to 168 million (first half 2001, 164 million), an operating margin on total sales of 87.5%.

At the end of the half, Thomson announced that it would contribute its MPEG2 video compression patents to the MPEG-LA patent pool, and that it had launched a parallel licensing programme for other video compression patents. This will substantially increase the percentage of royalties coming from digital patents beginning in the second half of the year.

Research and development expenditures and patent filings
The Group spent 205 million on research and development during the first half 2002, an increase of 1% compared to first half 2001. This includes a net spend of 26 million euros on fundamental research. The Group made new filings in respect of 301 inventions during the first half 2002, compared to 213 in the first half 2001. As the spending on fundamental research is indirectly linked to the long-term growth of the patent portfolio and therefore the revenues from the Patent and Licensing Division, such spending will in future be recorded alongside the income from that Division. The Group intends to triple the resources devoted to IC development over the coming 2 years.

Net interest income of € 7 million
The net interest expense was a credit of 7 million euros versus an expense of 10 million euros in 2001, reflecting the strong cash position of the Group for most of the semester. Substantial payments were made for acquisitions in June, which will reduce interest income in the second half.

Restructuring and non-current result
Restructuring charges amounted to 46 million euros (first half 2001, 63 million euros). The Group continued to take a prudent view of its investment portfolio and depreciate assets whose fair value it assesses at below book value. Capital gains from the securities portfolio offset these charges. Goodwill charges rose to 36 million euros, compared to 15 million euros for the first half 2001, reflecting essentially the full consolidation of Technicolor and the DSL modem business. Taxes fell significantly half-on-half reflecting efforts to optimize the Group's tax structure. The minority interest contribution fell substantially due to lower losses in joint ventures.

Strong cash generation / balance sheet
Operating cash flow reached 840 million euros (first half 2001, 209 million euros). This reflects a substantial reduction of the Group's working capital requirements over the half. The ratio of net working capital to sales was 12.5% as at June 30 2002 (13.8% on a constant currency basis), compared to 17.3% as at 31 December 2001 and 22.5% one year ago. 483 million euros were extracted from working capital during the first half 2002. Progress was made in receivables and inventories. As at June 30 2002, inventories represented 9.2% of sales and receivables 15% of sales, marked decreases from 2001 (16.2% and 19.6% of sales respectively). Net expenditure on tangible and intangible fixed assets reached 192 million euros (first half 2001, 198 million).

The Group ended the half with a net debt on the balance sheet (excluding the Technicolor promissory notes) of 365 million euros (compared to 392 million a year ago). Off-balance sheet liabilities showed no material changes.

Second half initiatives and outlook

Thomson's key priorities for the second half are to:

- Pursue organic growth and integration synergies within DMS

- Progress with RCA Scenium product line and plan for next generation products in CP retail
- Select certain "future essential technologies" and expand research (incl. through patents acquisition)
- Firm up on NMS and IC development plans
- Monitor carefully restructuring in DMS, D&C and CP retail
- Contain the set-top box market decline through new clients already obtained
- Prioritize operating income and cash generation

The first half results have demonstrated Thomson's ability to generate rising profitability even in the context of less favorable markets, and the benefits of its positioning in the upstream growth segments of the video value chain at Digital Media Solutions. In addition, the actions taken so far in 2002 to strengthen the Group's product, service and client portfolio, as well as the visibility of licensing revenues, position it well for the second half. The Group targets double-digit sales growth for the full year, but once again will not prioritize sales growth at the expense of profitability or to offset adverse currency movements. The Group expects an increase of around 20% for the full year for operating result and a significant increase in earnings per share.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson multimedia is contained in Thomson multimedia's filings with the U.S. Securities and Exchange Commission.

About Thomson

With sales of 10.5 billion Euros (U.S. $ 9.3 billion) in 2001 and 73,000 employees in more than 30 countries, Thomson multimedia (Euronext: 18453) (NYSE: TMS) provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson multimedia has five principal activities: Digital Media Solutions, Displays and Components, Consumer Products, Patents and Licensing, and New Media Services. The company distributes its products under the THOMSON, RCA and TECHNICOLOR brand names. For more information: www.thomson-multimedia.com.

###

Press relations		
Marc Meyer	33 1.41.86.5003	meyerm@thmulti.com
Dave Arland	1 (317) 587 4832 (United States)	arlandd@tce.com
Investor relations		
Pierre Villadary	33 1.41.86.6888	villadaryp@thmulti.com

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2002, JUNE 30, 2001, AND FOR THE YEAR ENDED DECEMBER 31, 2001

	June 30, 2002 6 months	June 30, 2001 6 months (a)	December 31, 2001 12 months
	(in millions of euro)		
Net sales	5,019	4,695	10,494
Cost of sales	(3,850)	(3,619)	(8,116)
Gross margin	**1,169**	**1,076**	**2,378**
Selling, general and administrative expense	(722)	(650)	(1,374)
Research and development expense	(205)	(203)	(368)
Operating income	**242**	**223**	**636**
Interest expense, net	7	(10)	(29)
Other financial expense, net	(43)	(47)	(160)
Financial expense	**(36)**	**(57)**	**(189)**
Equity investments	-	(2)	(3)
Amortization of goodwill	(36)	(15)	(49)
Other income (expense), net	(5)	7	8
Income tax	(50)	(67)	(139)
Net income before minority interests	**115**	**89**	**264**
Minority interests	8	22	22
Net income	**123**	**111**	**286**

(a) Restated for customer contract amortization (€ 22 million).

	Year ended December 31		
	2002 6 months	2001 6 months	2001 12 months
	(in euro except number of shares)		
Weighted average number of shares outstanding-*basic (1)*	*277,240,438*	*271,072,076*	*274,181,607*
Basic net income per share	**0.44**	**0.41**	**1.04**
Diluted net income per share	**0.44**	**0.41**	**1.04**

(1) In 2001, including the average number of bonds redeemable in shares (ORA) issued in March 2001 to Carlton.

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS AS OF JUNE 30, 2002, JUNE 30, 2001, AND DECEMBER 31, 2001

	June 30, 2002	June 30, 2001	December 31, 2001
ASSETS:		*(in millions of euro)*	
Fixed assets:			
Intangible assets, net	**1,932**	**1,527**	**1,696**
Property, plant and equipment	3,602	3,590	3,754
Less: Accumulated depreciation	(2,153)	(1,912)	(2,218)
Property, plant and equipment, net	**1,449**	**1,678**	**1,536**
Equity investments	10	16	15
Other investments	619	232	337
Loans and other non-current assets	68	36	65
Total investments and other non-current assets	**697**	**284**	**417**
Total fixed assets	**4,078**	**3,489**	**3,649**
Current assets:			
Inventories	1,036	1,815	1,120
Trade accounts and notes receivable, net (a)	1,689	2,206	2,139
Current accounts with affiliated companies (except Thomson S.A.)	81	36	43
Other receivables	1,099	1,153	1,059
Customer contracts, net	248	301	248
Cash and cash equivalents	1,314	759	1,532
Total current assets	**5,467**	**6,270**	**6,141**
Total assets	**9,545**	**9,759**	**9,790**

(a) Since December 31, 2001, sales deductions and price protection allowances are deducted from trade accounts receivables gross. Figures of June 30, 2001 have been restated accordingly (€ 86 million were booked in "other creditors and accrued liabilities").

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS AS OF JUNE 30, 2002, JUNE 30, 2001, AND DECEMBER 31, 2001

LIABILITIES, SHAREHOLDERS' EQUITY AND MINORITY INTERESTS	June 30, 2002	June 30, 2001	December 31, 2001
		(in millions of euro)	
Shareholders' equity:			
Common stock *(280,613,508 shares of € 3.75 each at June 30, 2002; 265,113,508 shares of € 3.75 each at June 30, 2001 and December 31, 2001)*	1,052	994	994
Additional paid in capital	1,938	1,234	1,235
Retained earnings	1,197	899	1,074
Redeemable bonds	-	761	761
Cumulative translation adjustment	(230)	122	46
Treasury shares	(156)	(156)	(156)
Revaluation reserve	4	4	4
Shareholders' equity	**3,805**	**3,858**	**3,958**
Minority interests	45	74	71
Reserves:			
Reserves for retirement benefits	676	689	709
Restructuring reserves	135	284	183
Other reserves	207	227	246
Total reserves	**1,018**	**1,200**	**1,138**
Financial debt:			
Financial debt with third parties	1,676	1,140	1,128
Financial debt with Thomson S.A. group and subsidiaries	3	11	3
Total financial debt	**1,679**	**1,151**	**1,131**
(of which short-term portion)	*253*	*325*	*293*
Current liabilities:			
Trade accounts and notes payable	1,319	1,495	1,378
Accrued employee expenses	254	309	310
Other creditors and accrued liabilities	950	953	1,099
Debt related to Technicolor acquisition	475	719	705
Total current liabilities	**2,998**	**3,476**	**3,492**
Total liabilities, shareholders' equity and minority interests	**9,545**	**9,759**	**9,790**

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND JUNE 30, 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2001

	June 30, 2002 6 months	June 30, 2001 6 months	December 31, 2001 12 months
		(in millions of euro)	
Operating Income	242	223	636
Adjustments to reconcile operating income to cash from operating activities			
Depreciation of property, plant and equipment	176	171	331
Amortization of intangible assets	19	18	37
Amortization of contracts and changes in reserves reflected in operating income *(1)*	11	(39)	(11)
Decrease (increase) in inventories net	127	(80)	494
Decrease (increase) in trade and other receivables, net	376	(43)	(45)
Increase (decrease) in trade accounts, notes payable and accrued expenses*)*	(20)	128	60
Change in other current assets and current liabilities *(2)*	(91)	(169)	(209)
Restructuring cash expenses	(91)	(48)	(139)
Others	(145)	(103)	(149)
Net cash provided by operating activities –I-	**604**	**58**	**1,005**
Capital expenditures	(304)	(208)	(499)
Disposal of fixed assets	8	10	163
Acquisition of investments	(1,158)	(866)	(1,022)
Disposals of investments	80	62	185
Net cash used by investing activities –II-	**(1,374)**	**(1,002)**	**(1,173)**
Net cash from operations –I+II-	**(770)**	**(944)**	**(168)**
Capital increase and minority interests *(3)*	-	(26)	(15)
Increase in short-term debt	135	92	449
Repayment of short-term debt	(177)	(79)	(446)
Increase in long-term debt (mainly OCEANE issued in 2002)	681	-	6
Repayment of long-term debt	(88)	-	(25)
Repayment of short-term debt to Thomson S.A. companies	-	(3)	(3)
Net cash provided (used) by financing activities –III-	**551**	**(16)**	**(34)**
Effect of exchange rates and changes in reporting entities –IV-	1	(53)	(38)
Net increase (decrease) in cash and cash equivalents –I+II+III+IV-	**(218)**	**(1,013)**	**(240)**
Cash and cash equivalents at the beginning of the period	1,532	1,772	1,772
Cash and cash equivalents at the end of the period	**1,314**	**759**	**1,532**

(1) Amortization of customer contracts amounts of € 32 million, € 22 million and € 54 million respectively as of June 30, 2002, June 30, 2001 and December 31, 2001 respectively.

(2) This line excludes any balance sheet items unrelated to operating income, mainly: interest, income tax and non current items, the cash effect of which is presented under "others".

(3) Includes the repurchase of treasury shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Thomson multimedia S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : July 26, 2002

THOMSON MULTIMEDIA S.A.

By : **Patrice Maynial**
Senior Vice President, Corporate
Secretary and Legal Counsel